UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China SAR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

BRITISH COLUMBIA

ALBERTA

QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. ( "KHD")

Suite 702, 7th Floor

Ruttonjee House

11 Duddell Street

Hong Kong SAR

China

Item 2.	Date of Material Change

October 11, 2007.

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News release dated October 11, 2007, disseminated through PR Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD announced that it has appointed Alan Hartslief as its Chief Financial Officer, succeeding Michael Smith, who will continue as Chairman.

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See the attached News Release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Smith

Chairman of the Board

604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report

October 11, 2007.

News Release

_____________________________________________________________________________

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

APPOINTS ALAN HARTSLIEF ITS CHIEF FINANCIAL OFFICER

HONG KONG (October 11, 2007) . . . . KHD Humboldt Wedag International Ltd (NYSE:KHD) announced today that its Board of Directors has appointed Alan Hartslief, 49, as its  Chief Financial Officer, succeeding Michael Smith, who will continue as Chairman. Mr. Hartslief comes to KHD from Ciba Specialty Chemicals Corporation USA where he was Chief Financial Officer of the North American region.

CEO Jim Busche commented, “We are very pleased that Alan has decided to join us.  We conducted a worldwide search that led us eventually to Alan.  His depth of experience in international operations and in working with technological and engineered products is most impressive, as is his strong capability in finance, operations, financial analysis, and planning. We look forward to working with Alan as we manage the growth and expansion of KHD.  His expertise will be a key part of our forward international market strategy.”

Alan is an international member of the New York Society of CPAs and a Chartered Accountant in Canada and in his native South Africa.

Since joining the Ciba group in 1985, Alan has served in a variety of positions starting with Ciba-Geigy (now Novartis) in Johannesburg.  In 1989 he became Controller and Treasurer based in Toronto, Canada. In 1995 a he was made Project Manager in charge of an innovative internal financial initiative based at headquarters in Basel, Switzerland.  From 1997 to 2002 he was Worldwide Group Controller of the Ciba group where he oversaw worldwide financial reporting and successfully led the Company’s IPO on the New York Stock Exchange.

- MORE –

_____________________________________________________________________

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286
	joe@allencaron.com	randall.r@khd.de
or
Len Hall (media)
1 (949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. APPOINTS ALAN HARTSLIEF ITS CHIEF FINANCIAL OFFICER

Page -2-

In 2002 he became Chief Financial Officer of the North American Free Trade Area region for Ciba Specialty Chemicals Corporation USA based in Tarrytown, New York. In this position, he managed all finance and accounting, long-range planning, standardization and automation of processes.  During this period he was also responsible for initiatives that led to improved business performance and cost reductions.

Alan graduated from the University of Witwatersrand in Johannesburg with a Bachelors degree in Commerce in 1981 and a Bachelors degree in Accountancy in 1984.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply business, and specializes in the cement, coal and minerals processing industries. To obtain further information on KHD, please visit our website at http://www.khdhumboldt.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, Chairman of the Board,

Date: October 12, 2007

CW1461918.1